Exhibit 99.2

Borr Drilling Limited Announces Fourth Quarter 2024 Results

Hamilton, Bermuda, February 19, 2025: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and twelve months ended December 31, 2024.

Highlights

•	Fourth Quarter 2024 total operating revenues of $263.1 million, an increase of $21.5 million or 9% compared to the third quarter of 2024
•	Fourth Quarter 2024 net income of $26.3 million, an increase of $16.6 million or 171% compared to the third quarter of 2024
•	Fourth Quarter 2024 Adjusted EBITDA[1] of $136.7 million, an increase of $21.2 million or 18% compared to the third quarter of 2024
•	2024 annual net income of $82.1 million, an increase of $60.0 million or 271% compared to the prior year
•	2024 annual Adjusted EBITDA of $505.4 million, an increase of $137.6 million or 37% compared to the prior year
•	Agreed with major Mexican customer to receive settlement of payment for approximately $125 million related to its outstanding receivables in February 2025
•	For the full year 2024, the Company was awarded nineteen new contract commitments, representing approximately 4,500 days and $795 million of potential contract revenue
•	On February 19, 2025, the Board declared a cash distribution of $0.02 per share for the fourth quarter of 2024 to be paid on or about March 19, 2025

CEO, Patrick Schorn commented:

Our operational performance in the fourth quarter of 2024 was solid, with a technical utilization rate of 98.9% and an economic utilization rate of 97.1%. Operating revenues grew quarter on quarter by $21.5 million, primarily due to "Natt" and "Prospector 1" moving to higher day rates. Additionally, the termination of the "Arabia II" contract in Saudi had a $5 million net positive effect due to the acceleration of the amortization of the mobilization fee offset by decrease in dayrate revenue, resulting in Adjusted EBITDA for the quarter of $136.7 million. Despite the various headwinds experienced during the year, we were still able to deliver our full year Adjusted EBITDA within the original guidance range of $500-550 million, which was set in Q3 2023.

In the second half of 2024, softening demand and declining day rates signaled potential headwinds for the global jack- up market heading into 2025, and a weaker market with rig suspensions in Saudi Arabia and Mexico. However, this was partially offset by incremental demand in West Africa and Southeast Asia. We anticipate the market will continue to face uncertainties in the first half of 2025, however, recent increases in contracting and tendering levels provide some early signs of improving conditions toward the second half of the year, as per S&P Petrodata.

Despite some near-term uncertainties, we remain confident in the strong fundamentals of the global jack-up rig market. The Company successfully completed its newbuild program in November 2024 with the delivery of its final rig, "Var", and enters 2025 without any remaining growth capex. Furthermore, our cash flow generation in 2025 will benefit from fewer special periodic surveys than in 2024, and budgeted capex is below $50 million for 2025. Currently, we have approximately 6,700 contracted rig days in 2025 with approximately 2,000 days still available for contracting. 77% of our fleet is contracted at an average day rate of $149,000 compared to approximately 91% at $136,000/day in 2024. While we expect the first quarter of 2025 to be negatively impacted by the suspension of the three rigs in Mexico, in addition to idle time on "Arabia I" and "Vali" ahead of their respective contract commencements, we expect to receive approximately $44 million in mobilization payments once these contracts begin. Additionally, liquidity in the first quarter of 2025 will be further strengthened by the previously announced $125 million payment in Mexico.

The Board has decided to declare a cash distribution of $0.02 per share for the fourth quarter of 2024. In addition, the Company has an existing share repurchase authorization, which can be used opportunistically. This decision reflects the Board’s focus on maintaining a strong balance sheet and taking a prudent approach to cash conservation, ensuring the Company remains well-positioned to navigate market uncertainties while maintaining a solid financial foundation for future opportunities.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

Management Discussion and Analysis

The discussion below compares the unaudited results for the fourth quarter of 2024 to the unaudited results of the third quarter of 2024.

In $ million	Q4 2024	Q3 2024	Change ($)	Change (%)
Total operating revenues	263.1	241.6	21.5	9%
Total operating expenses	(161.9)	(158.1)	(3.8)	2%
Operating income	101.0	83.7	17.3	21%
Net income	26.3	9.7	16.6	171%
Adjusted EBITDA	136.7	115.5	21.2	18%

Cash and cash equivalents	61.6	185.7	(124.1)	(67)%
Total equity	993.3	988.2	5.1	1%

Three months ended December 31, 2024 compared to three months ended September 30, 2024

Total operating revenues were $263.1 million for the fourth quarter of 2024, an increase of $21.5 million compared to the third quarter of 2024. Total operating revenues consisted of $224.8 million in dayrate revenue, $25.5 million in bareboat charter revenue and $12.8 million in management contract revenue.

The overall increase in total operating revenue is primarily a result of the $22.7 million increase in dayrate revenue in comparison to the prior quarter primarily due to an increase in operating rates for the jack-up rigs "Natt", "Prospector 1", and "Mist" offset by a decrease in dayrate revenue for the jack-up rig "Thor" as a result of a decrease in operating days. The overall increase in dayrate revenue also includes a $8.5 million increase in amortization of deferred mobilization revenue relating to "Arabia II" as a result of its contract termination.

Total operating expenses for the fourth quarter of 2024 were $161.9 million, an increase of $3.8 million compared to the third quarter of 2024. The overall increase is primarily a result of the $3.9 million increase in depreciation.

Included in total operating revenues for the fourth quarter of 2024 is $19.4 million in reimbursable revenues, an increase of $8.0 million in comparison to the prior quarter. Included in rig operating and maintenance expenses for the fourth quarter of 2024 is $11.2 million in reimbursable expenses, an increase of $7.3 million compared to the third quarter of 2024.

Net income for the fourth quarter of 2024 was $26.3 million, an increase of $16.6 million or 171% compared to the third quarter of 2024.

Adjusted EBITDA for the fourth quarter of 2024 was $136.7 million, an increase of $21.2 million or 18% compared to the third quarter of 2024.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of December 31, 2024 were $61.6 million, compared to $185.7 million as of September 30, 2024. In addition, the Company has a Revolving Credit Facility agreement of $195.0 million, including $45.0 million of guarantee facility; the $150.0 million credit facility was undrawn at December 31, 2024, giving total liquidity of $211.6 million.

Net cash used in operating activities was $14.8 million, which includes $93.4 million of cash interest paid and $15.5 million of income taxes paid.

Net cash used in investing activities was $189.9 million. This includes $171.1 million in additions to newbuildings of which $159.9 million relates to the payment of the final instalments for "Var" upon delivery of the newbuilding in November 2024. The remaining $11.2 million additions to newbuildings relates to activation costs for the newbuild rigs "Vali" and "Var". Net cash used in investing activities also includes $18.7 million used on jack-up additions, primarily a result of special periodic surveys and long-term maintenance costs.

Net cash provided from financing activities was $80.6 million and is primarily comprised of $175.6 million in net debt proceeds, net of premium and issuance costs from the issuance of $175.0 million principal amount of additional 10.375% Senior Secured Notes due in 2030 ('Additional 2030 Notes'), less $70.8 million used on the repayment of debt, $19.9 million used on the repurchase of the Company's shares and $4.7 million used for the payment of cash distributions to shareholders.

In January 2025, the Company announced an agreement with its major Mexican customer to receive payment settlement for approximately $125 million related to its outstanding receivables in February 2025. These collections will be subject to an agreed financing fee in the mid-single digit percentage range.

Financing and corporate developments

As of December 31, 2024, we had principal debt outstanding of $2,179.6 million, consisting of $1,279.6 million of aggregate principal amount of senior secured notes due in 2028, $660.6 million of aggregate principal amounts of senior secured notes due in 2030 and $239.4 million principal amount of unsecured Convertible Bonds due in 2028.

The Company also has a $195 million Super Senior Credit Facility, comprised of a $150 million RCF and a $45.0 million Guarantee Facility. As of December 31, 2024, we had no amounts drawn under the RCF and we had $41.5 million drawn under the Guarantee Facility.

In October we raised $175 million of additional principal amount of debt under the 10.375% 2030 Senior Secured Notes under the same terms and conditions as the $515.0 million Senior Secured Notes due 2030 issued in November 2023, to finance the delivery of the final newbuilding "Var" and for general corporate purposes including debt service. Settlement of the notes offering took place on November 8, 2024 and "Var" was delivered on November 15, 2024.

Equity

The Company's issued share capital is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25,000,000 shares which the Company has made available pursuant to a share lending agreement ("SLA") for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds due in 2028 issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or upon decrease in the demand for hedging shares for other reasons, or upon expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

In the fourth quarter of 2024, the Company repurchased 5,086,786 of its shares on the NYSE and the OSE for an aggregate price of $19.9 million. The Company has approximately $80 million remaining of authorised repurchases under the share repurchase program authorised by the Board in December 2023.

In October 2024, at a Special General Meeting of the Company, a resolution was passed to approve the delisting of the Company's common shares from the Oslo Stock Exchange ("OSE"), and to authorize the Board of Directors to take the necessary steps to implement the delisting, including filing an application with the OSE. The Company filed the delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024. The Company now maintains a single listing on the New York Stock Exchange. As a result of the delisting, the SLA was amended to reflect that no new or additional share loans are made under the SLA from the date of delisting and that the aggregate number of shares available to be loaned be reduced from 25 million to the amount of shares loaned as of December 31, 2024, which was 10,860,689. Shares no longer available for lending will be cancelled.

Cash distribution information:

For the fourth quarter of 2024, the Board has approved a cash distribution of $0.02 per share, payable to shareholders of record on March 3, 2025. The distribution is scheduled to be paid on or about March 19, 2025.

Fleet, Operations and Contracts

As of the date of the report, the Company’s fleet consists of 24 modern jack-up rigs, all built after 2010. Our latest newbuild, "Var", was delivered in November 2024.

Since the publication of our third quarter 2024 report, the Company has secured new contract commitments for the rigs “Norve”, “Thor”, "Groa” and “Gerd”. We received a notice of suspension for "Arabia II" in November 2024 and contract was terminated effective late December 2024. Additionally, we received in January a notice of temporary suspension of operation for the rigs “Galar", "Gersemi" and "Grid”. As of the date of this report, 21 of our 24 rigs are either contracted or committed: one in the North Sea, two in the Middle East, five in Africa, six in Southeast Asia, six in Mexico and one in South America.

In 2024, the Company was awarded nineteen new contract commitments, approximately 4,500 days and $795 million of potential contract revenue. The Company's total contract revenue backlog (excluding unexercised options, and including bareboat charter contracts adjusted to a gross dayrate-equivalent basis) at December 31, 2024 was $1.50 billion and is $1.42 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 98.9% in the fourth quarter of 2024, and the economic utilization was 97.1%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 91.7% in December 2024, a decrease of 1.9 percentage points from December 2023. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 93.0% at the end of December 2024, and remains unchanged as of now.

Currently, there are 306 modern jack-ups contracted, representing an increase of approximately 69 units as compared to the lows in late 2020.

As of the date of this report, 10 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 2

Borr is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

In the fourth quarter of 2024, energy commodity prices declined slightly compared to the third quarter of 2024. Brent oil prices in the fourth quarter of 2024 averaged approximately $75 per barrel compared to approximately $80 per barrel in the third quarter of 2024. Despite the turbulent global macroeconomic environment, global demand for offshore drilling services, including jack-up rigs, remains strong. However, uncertainty persists in the market and oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest and any expansion or increase of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. In January 2025, we received notice of temporary suspension of three rigs operating in Mexico and in November 2024, we received a notice of temporary suspension of one rig in Saudi Arabia, which was subsequently terminated. Any decline in demand for services of jack-up rigs could have a negative effect on the Company. We have recently taken delivery of the newbuildings “Vali” and “Var”. The "Var" is yet to be contracted with a customer. The delivery of these rigs has increased the size of fleet and the risks we face including risk of a decline in demand.

We have outstanding $1,279.6 million aggregate principal amount of 10% senior secured notes due 2028, $660.6 million aggregate principal amount of 10.375% senior secured notes due 2030, and our $239.4 million aggregate principal amount of unsecured Convertible Bonds due in 2028.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to covenant limitations and the interest and other payments due on our secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday February 20, 2025 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company's website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, expected activity levels in the jack-up rig and oil industry, contract backlog, contracts and contract commitments, contract start dates and rates, options, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statement about the global jack-up fleet, the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction, statements about our expected timing of receipt of receivables and statements relating to expected timing of receipt of mobilization revenue and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry, business, the risk that our actual results of operations in future periods differ materially from the expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk of contract suspension, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting newly delivered rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions, or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required, risk related to climate change, including climate- change or greenhouse gas related legislation or regulations and the impact on our business from physical climate- change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

February 19, 2025

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Tor Olav Trøim (Chairman of the Board)
Alexandra Kate Blankenship (Director)
Jeffrey Currie (Director)
Neil Glass (Director)
Daniel Rabun (Director)
Patrick Schorn (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company's Unaudited Net Income to Adjusted EBITDA.

(in US$ millions)	YTD Q4 2024	YTD Q4 2023	Q4 2024	Q3 2024
Net income	82.1	22.1	26.3	9.7
Depreciation of non-current assets	131.2	117.4	35.7	31.8
Loss/(income) from equity method investments	1.2	(4.9)	2.5	1.6
Total financial expense, net	232.7	199.2	62.6	56.9
Income tax expense	58.2	34.0	9.6	15.5
Adjusted EBITDA	505.4	367.8	136.7	115.5

During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Operating revenues
Dayrate revenue	224.8	184.8	848.2	642.0
Bareboat charter revenue	25.5	—	90.8	—
Management contract revenue	12.8	—	36.6	—
Related party revenue	—	35.8	35.0	129.6
Total operating revenues	263.1	220.6	1,010.6	771.6

(Loss) / gain on disposals	(0.2)	0.2	0.4	0.6

Operating expenses
Rig operating and maintenance expenses	(114.0)	(98.5)	(456.4)	(359.3)
Depreciation of non-current assets	(35.7)	(30.8)	(131.2)	(117.4)
General and administrative expenses	(12.2)	(10.8)	(49.2)	(45.1)
Total operating expenses	(161.9)	(140.1)	(636.8)	(521.8)

Operating income	101.0	80.7	374.2	250.4

(Loss) / income from equity method investments	(2.5)	(2.5)	(1.2)	4.9

Financial income (expenses), net
Interest income	1.0	0.7	6.4	4.9
Interest expense	(57.2)	(55.3)	(211.7)	(177.2)
Other financial expenses, net	(6.4)	(4.5)	(27.4)	(26.9)
Total financial expenses, net	(62.6)	(59.1)	(232.7)	(199.2)

Income before income taxes	35.9	19.1	140.3	56.1
Income tax expense	(9.6)	9.3	(58.2)	(34.0)
Net income attributable to shareholders of Borr Drilling Limited	26.3	28.4	82.1	22.1
Total comprehensive income attributable to shareholders of Borr Drilling Limited	26.3	28.4	82.1	22.1

Basic income per share	0.11	0.11	0.33	0.09
Diluted income per share	0.10	0.11	0.32	0.09
Weighted-average shares outstanding - basic	248,704,901	251,567,518	250,891,106	244,270,405
Weighted-average shares outstanding - diluted	285,325,451	289,516,383	254,464,295	248,150,614

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	December 31, 2024	December 31, 2023
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	61.6	102.5
Restricted cash	0.9	0.1
Trade receivables, net	184.3	56.2
Prepaid expenses	8.4	11.0
Deferred mobilization and contract preparation costs	40.6	39.4
Accrued revenue	107.7	73.7
Due from related parties	85.1	95.0
Other current assets	28.0	32.0
Total current assets	516.6	409.9

Non-current assets
Property, plant and equipment	2.8	3.5
Newbuildings	—	5.4
Jack-up drilling rigs, net	2,823.2	2,578.3
Equity method investments	14.5	15.7
Other non-current assets	62.5	67.3
Total non-current assets	2,903.0	2,670.2
Total assets	3,419.6	3,080.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	81.6	35.5
Accrued expenses	68.0	77.0
Short-term accrued interest and other items	30.6	42.3
Short-term debt	118.1	82.9
Short-term deferred mobilization, demobilization and other revenue	27.1	59.5
Other current liabilities	84.2	63.2
Total current liabilities	409.6	360.4

Non-current liabilities
Long-term debt	1,992.5	1,618.8
Long-term deferred mobilization, demobilization and other revenue	21.0	56.6
Other non-current liabilities	3.2	5.8
Onerous contracts	—	54.5
Total non-current liabilities	2,016.7	1,735.7
Total liabilities	2,426.3	2,096.1

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2023:315,000,000) shares, issued 264,080,391 (2023: 264,080,391) shares and outstanding 244,926,821 (2023: 252,582,036) shares	26.5	26.5
Treasury shares	(20.9)	(8.9)
Additional paid in capital	340.8	337.2
Contributed surplus	1,923.7	1,988.1
Accumulated deficit	(1,276.8)	(1,358.9)
Total equity	993.3	984.0
Total liabilities and equity	3,419.6	3,080.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Cash flows from operating activities
Net income	26.3	28.4	82.1	22.1
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Non-cash compensation expense related to share based employee and directors' compensation	3.0	1.7	9.1	5.6
Depreciation of non-current assets	35.7	30.8	131.2	117.4
Amortization of deferred mobilization and contract preparation costs	10.6	11.8	55.7	44.6
Amortization of deferred mobilization, demobilization and other revenue	(17.8)	(17.4)	(96.9)	(61.9)
Loss / (gain) on disposal of assets	0.2	(0.2)	(0.4)	(0.6)
Amortization of debt discount	1.7	1.0	6.8	1.0
Amortization of debt premium	(0.6)	—	(1.3)	—
Amortization of deferred finance charges	2.9	13.7	11.5	21.3
Bank commitment, guarantee and other fees	—	(3.2)	—	(2.9)
Effective interest rate adjustments	—	(17.0)	—	(19.7)
Loss / (income) from equity method investments	2.5	2.5	1.2	(4.9)
Deferred income tax	8.1	(16.1)	0.7	(16.5)
Change in assets and liabilities:
Amounts due from related parties	(6.8)	(4.7)	4.0	(29.4)
Accrued expenses	1.0	20.1	(8.9)	2.1
Accrued interest	(46.7)	(65.6)	(5.4)	(66.1)
Other current and non-current assets	(96.6)	(32.0)	(218.2)	(107.7)
Other current and non-current liabilities	61.7	(33.2)	106.1	44.9
Net cash (used in) / provided by operating activities	(14.8)	(79.4)	77.3	(50.7)

Cash flows from investing activities
Purchase of property, plant and equipment	(0.1)	(0.2)	(0.5)	(1.5)
Repayment of loan from equity method investments	—	—	—	9.8
Additions to newbuildings	(171.1)	(1.3)	(354.1)	(1.3)
Additions to jack-up drilling rigs	(18.7)	(34.0)	(54.8)	(111.2)
Net cash used in investing activities	(189.9)	(35.5)	(409.4)	(104.2)
Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	—	48.5	—	58.1
Repayment of debt (1)	(119.5)	(1,390.0)	(286.1)	(1,800.6)
Cash dividends paid	(4.7)	—	(76.3)	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	224.3	1,465.2	672.0	1,881.5
Purchase of treasury shares	(19.9)	(0.8)	(19.9)	(0.8)
Proceeds from exercise of share options	0.4	0.1	2.3	0.8
Net cash provided by financing activities	80.6	123.0	292.0	139.0

Net (decrease) / increase in cash, cash equivalents and restricted cash	(124.1)	8.1	(40.1)	(15.9)
Cash, cash equivalents and restricted cash at the beginning of the period	186.6	94.5	102.6	118.5
Cash, cash equivalents and restricted cash at the end of the period	62.5	102.6	62.5	102.6

Supplementary disclosure of cash flow information
Interest paid	(93.4)	(99.2)	(186.9)	(217.4)
Income taxes paid	(15.5)	(9.9)	(55.2)	(38.2)

(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents	61.6	102.5
Restricted cash	0.9	0.1
Total cash and cash equivalents and restricted cash	62.5	102.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9		—	10.9
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive loss	—	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	—	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—	—
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive income	—	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	—	(1,387.6)	906.2
Issue of common shares	430,437	0.2	(0.2)	9.6	—	—	9.6
Share-based compensation	380,302	—	—	2.0	—	—	2.0
Total comprehensive income	—	—	—	—	—	0.3	0.3
Balance as at September 30, 2023	245,913,471	25.7	(10.9)	2,290.6	—	(1,387.3)	918.1
Issue of common shares	6,674,981	0.8	(0.1)	49.5	—	—	50.2
Equity issuance costs	—	—	—	(1.7)	—	—	(1.7)
Repurchase of treasury shares	(125,000)	—	(0.8)	—	—	—	(0.8)
Reduction in share premium / APIC	—	—		(2,000.0)	2,000.0	—	—
Share-based compensation	118,584	—	2.9	(1.2)	—	—	1.7
Distributions to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive loss	—	—	—	—	—	28.4	28.4
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Issue of common shares	3,067	—	—	—	—	—	—
Share based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2
Movement in treasury shares	250,000	—	—	—	—	—	—
Share based compensation	293,369	—	0.1	3.1	—	—	3.2
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	9.7	9.7
Balance as at September 30, 2024	251,175,371	26.5	(9.0)	345.4	1,928.4	(1,303.1)	988.2
Movement in treasury shares	(1,471,211)	—	(0.1)	0.1	—	—	—
Repurchase of treasury shares	(5,086,786)	—	(19.9)	—	—	—	(19.9)
Share based compensation	309,447	—	8.1	(4.7)	—	—	3.4
Dividend declared	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive income	—	—	—	—	—	26.3	26.3
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3